Exhibit 21

Subsidiaries of United Community Banks, Inc.

Subsidiary	State of Organization

United Community Bank	Georgia

Brintech, Inc.	Florida

Union Holdings, Inc.	Nevada

United Community Agencies, Inc.	Georgia

United Community Bank	North Carolina

Carolina Holdings, Inc.	Nevada

United Intellectual Property Holdings, Inc.	Nevada

United Community Capital Trust	Delaware

United Community Capital Trust II	Delaware

United Community Capital Trust I	Connecticut